January 26, 2015

Via Edgar

Sandra B. Hunter, Esq.,
United States Securities and Exchange Commission,
Division of Corporate Finance,
100 F Street, N.E.,
Washington, D.C. 20549-3628.

Re:	Québec
Registration Statement under Schedule B
Filed December 9, 2014
File No. 333-200812

Form 18-K for Fiscal Year Ended March 31, 2014
Filed August 22, 2014, as amended August 24, 2014,
September 22, 2014, October 16, 2014, October 27, 2014,
November 24, 2014, December 5, 2014, December 19, 2014
File No. 002-86339

Dear Ms. Hunter:

Please find attached a memorandum prepared by Québec in response to the Securities and Exchange Commission’s comment letter addressed to Mr. Patrick Hyndman, Québec Government House, dated January 21, 2015.

If you have any questions, please do not hesitate to contact the undersigned at (212) 558-3876.

Very truly yours,

/s/ Robert E. Buckholz
Robert E. Buckholz

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. In connection with these responses, we are today filing a Report on Form 18-K/A (which we refer to as the “New 18-K/A”) which contains certain supplemental disclosures, as described below.

Annual Report on Form 18-K General

1.

We note your response to comment 1 of our letter dated January 5, 2015; however, we reissue our prior comment in part. To the extent possible, please update all statistics and information in the Form 18-K to provide the most recent data.

The New 18-K/A contains updated economic information with respect to inflation, unemployment and population. Other than as set forth in the New 18-K/A, and in other Form 18-K/A filings made since the filing of our 18-K Report in August, there are no significant updated statistics or other information currently available.

2.

We note your response to our prior comment 5 and we reissue our comment. We note your disclosure on page 1 that the “delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date.” As this statement appears to be inconsistent when a prospectus incorporates a Form 18- K by reference, please revise accordingly.

The referenced paragraph has been revised by the New 18-K/A to address this comment.

Exports and Imports, page 18

3.

We note your response to our prior comment 8 and we reissue our comment. Please revise to provide greater disclosure regarding the services that Québec imports and exports. In addition, please also expand your disclosure in the Overview section on page 7 to provide more information regarding the service sector.

We have added disclosure with respect to the service sector, and imports and exports of services, in the New 18-K/A.

Government Finances, page 23

2014-2015 Forecast – Budget 2014-2015, page 27

4.

We note your response to our prior comment 9 and we reissue our comment. We note your disclosure that the profits of Government enterprises are budgeted at $5,105 million in 2014-2015, a decrease of 6.2% from 2013-2014. Please revise your disclosure to explain this forecasted decrease.

We have added, in the New 18-K/A, disclosure explaining the forecasted decrease.

Government Enterprises and Agencies, page 38

Enterprises Included in the Government’s Reporting Entity, page 40

5.	We note your response to our prior comment 10 and we reissue our comment. For comparative purposes, please disclose the dividend received by the Government from Loto-Québec and the SAQ in Fiscal 2013.

We have added, in the New 18-K/A, disclosure about the dividends received in Fiscal 2013.

6.

We note your response to our prior comment 11 and we reissue our comment. We note your disclosure that as of March 31, 2013, the total assets of the four Innovatech corporations were $72 million. Please revise to update.

We have updated this disclosure in the New 18-K/A.